SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2003

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20035-900 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Strategic Plan Approval

(Rio de Janeiro, April 17, 2003). – PETRÓLEO BRASILEIRO S.A – Petrobras, (BOVESPA: PETR3 / PETR4, NYSE: PBR / PBRA, LATIBEX: XPBR / XPBRA), Brazil’s largest oil and gas, petrochemicals and energy company, announces that its Board approved the revision of its Strategic Plan for the period 2003-2007 at its meeting held today. Although its main guidelines and strategies have been maintained, some adjustments were introduced due to deteriorating financial market conditions. The main factors are foreign exchange rate and international oil price volatilities that could impact the financing possibilities of its Business Plan, as well as changes in the economic conditions and international policies of Brazil.

Consequently, the Investment Program was changes, with special attention given to the short term and basically seeking a balance among the following:

  financing capacity in the current economic situation;
  financial leverage of the Company;
  physical goals and ROCE targets;
  maintenance of Petrobras’ high priority projects.

Total investments approved for the next five years reach US$ 34.3 billion, with US$ 7.2 billion scheduled for 2003, broken down as follows by business segment:

Business Segment	Investments (US$ billion)
	2003 – 2007	2003
Exploration and Production	18.0	3.8
Downstream	7.6	1.4
Gas & Energy	1.7	0.8
International	5.1	0.8
Distribution	1.1	0.3
Corporate Areas	0.8	0.1
TOTAL (*)	34.3	7.2 (*)

(*)     Of which US$ 5.8 billion are funded in-house and through conventional financing mechanisms; US$ 0.6 billion using in project finance; and US$ 0.8 billion from SPCs.

On Friday April 25, 2003, the Company will host a tele-conference, at a time to be announced, in order to provide details of the Plan and clear up any doubts among all its stakeholder publics.

http://www.petrobras.com.br/ri/ingles

Contacts:
Petróleo Brasileiro S.A - PETROBRAS
Investor Relations Department
Luciana Bastos de Freitas Rachid - Executive Manager
E-mail: petroinvest@petrobras.com.br
Av. República do Chile, 65 - 4th floor
20031-912 - Rio de Janeiro, RJ
(55-21) 2534-1510 / 2534-9947

This document may contain forecasts that merely reflect the expectations of the Company's management. Such terms as "anticipate", "believe", "expect", "forecast", "intend", "plan", "project", "seek", "should", along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 22, 2003

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ José Sergio Gabrielli de Azevedo
José Sergio Gabrielli de Azevedo Chief Financial Officer and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.